SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Class Action Agreement.	3

Official Notice

Chief Financial Office	Paseo de la	Tls. 91 348 81 00
	Castellana, 278-280	91 348 80 00
	28046 Madrid	Fax 91 314 28 21
	Spain	91 348 94 94
www.repsolypf.com

Madrid, August 29th, 2007

CLASS ACTION AGREEMENT

Repsol YPF informs that it has reached an agreement to settle the Class Action claims referred to the reserves revision announced on January 26th, 2006 for an amount of US$8 million. This agreement is pending approval by the Southern District Court of New York.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	August 30th, 2007	By:	/s/ Fernando Ramírez
			Name:	Fernando Ramírez
			Title:	Chief Financial Officer

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